UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC   20549

FORM 11-K



(Mark One):


X            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
--           SECURITIES EXCHANGE ACT OF 1934
             For the fiscal year ended December 31, 1999

                                  OR

--           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934.
             For the transition from            to
                                     -----------   -----------

Commission file number 1-3381
                       ------


THE PEP BOYS SAVINGS PLAN - PUERTO RICO
---------------------------------------
(Full title of the plan)



The Pep Boys - Manny, Moe & Jack
3111 W. Allegheny Avenue
Philadelphia,  PA  19132
--------------------------------

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)


Registrant's telephone number, including area code (215)430-9000



Notices and communications from the Securities and Exchange
Commission relating to this Report should be forwarded to:






George Babich                                       Peter Allman
Senior Vice President &                             Willkie Farr & Gallagher
Chief Financial Officer                             One Citicorp Center
The Pep Boys - Manny, Moe & Jack                    153 East 53rd Street
3111 West Allegheny Avenue                          New York, NY   10022-4669
Philadelphia,  PA  19132

THE PEP BOYS SAVINGS PLAN - PUERTO RICO
----------------------------------------
TABLE OF CONTENTS
----------------------------------------------------------------------------


                                                                     PAGE
                                                                     ----


INDEPENDENT AUDITORS' REPORT                                           3

FINANCIAL STATEMENTS:

      Statement of Net Assets Available for Benefits
             As of December 31, 1999                                   4

      Statement of Net Assets Available for Benefits
             As of December 31, 1998                                   5

      Statement of Changes in Net Assets Available for
             Benefits for Year Ended December 31, 1999
             and Nine Months Ended December 31, 1998                   6

      Notes to Financial Statements                               7 - 11


SUPPLEMENTAL SCHEDULES:

      Item 4i - Schedule of Assets Held for Investment
             Purposes as of December 31, 1999                         12

      Item 4j - Schedule of Reportable Transactions for
             the Year Ended December 31, 1999                         13

INDEPENDENT AUDITORS' REPORT




The Administrative Committee
The Pep Boys Savings Plan - Puerto Rico
Philadelphia, Pennsylvania


We have audited the accompanying statements of net assets available for benefits of The Pep Boys Savings Plan - Puerto Rico (the "Plan") as of
December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of The Pep Boys Savings Plan - Puerto Rico as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. Such supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




Deloitte & Touche LLP
Philadelphia, Pennsylvania
June 16, 2000

THE PEP BOYS SAVINGS PLAN - PUERTO RICO
----------------------------------------------
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 1999
----------------------------------------------

                                                                                SUPPLEMENTAL INFORMATION
                                                       --------------------------------------------------------------
                                                                                    INVESTMENT FUNDS
                                                       --------------------------------------------------------------
                                                           STABLE       INDEX   THE PEP BOYS      INVESCO                AXP SMALL
                                                            VALUE      EQUITY          STOCK        TOTAL    AXP BOND      COMPANY
                                                             FUND        FUND           FUND  RETURN FUND    FUND (Y)   INDEX FUND
                                                       ----------  ----------   ------------   ----------  -----------  -----------
ASSETS
------

INVESTMENTS:
    Stable Value Fund - American Express Trust           $116,104
    Index Equity Fund - American Express Trust                       $152,964
    The Pep Boys Stock Fund - At Market                                             $300,588
      (Cost $560,014 consisting of 32,315 shares
       and cash of $5,683)
    Invesco Total Return Fund                                                                     $61,954
    AXP Bond Fund (Y)                                                                                           $1,844
    AXP Small Company Index Fund (Y)                                                                                         $1,201
    Templeton Foreign Fund (A)
    Loan to Participants
                                                       ----------  ----------   ------------   ----------   ----------   ----------
      Total investments                                   116,104     152,964        300,588       61,954        1,844        1,201


EMPLOYER AND PARTICIPANT CONTRIBUTIONS RECEIVABLE:
    Participant Contribution
    Employer Contribution
                                                       ----------  ----------   ------------   ----------   ----------   ----------
NET ASSETS AVAILABLE FOR BENEFITS                        $116,104    $152,964       $300,588      $61,954       $1,844       $1,201
                                                       ==========  ==========   ============   ==========   ==========   ==========




                                                      [RESTUBBED TABLE]

                                                         TEMPLETON         LOAN
                                                      FOREIGN FUND         FUND         CASH         TOTAL
                                                      ------------  -----------   ----------   -----------
ASSETS
------

INVESTMENTS:
    Stable Value Fund - American Express Trust                                                    $116,104
    Index Equity Fund - American Express Trust                                                    $152,964
    The Pep Boys Stock Fund - At Market                                                           $300,588
      (Cost $560,014 consisting of 32,315 shares
      and cash of $5,683)
    Invesco Total Return Fund                                                                      $61,954
    AXP Bond Fund (Y)                                                                               $1,844
    AXP Small Company Index Fund (Y)                                                                $1,201
    Templeton Foreign Fund (A)                             $9,950                                   $9,950
    Loan to Participants                                               $65,781                     $65,781
                                                      -----------  -----------    ----------   -----------
      Total investments                                     9,950       65,781                    $710,386

EMPLOYER AND PARTICIPANT CONTRIBUTIONS RECEIVABLE:
    Participant Contribution                                                          $11,489       11,489
    Employer Contribution                                                               5,338        5,338
                                                      ----------   -----------    -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS                         $9,950       $65,781        $16,827     $727,213
                                                      ==========   ===========    ===========  ===========

See notes to financial statements.

THE PEP BOYS SAVINGS PLAN - PUERTO RICO
----------------------------------------------
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 1998
----------------------------------------------

                                                                                SUPPLEMENTAL INFORMATION
                                                       --------------------------------------------------------------
                                                                                    INVESTMENT FUNDS
                                                       --------------------------------------------------------------
                                                           STABLE       INDEX   THE PEP BOYS      INVESCO
                                                            VALUE      EQUITY          STOCK        TOTAL         LOAN
                                                             FUND        FUND           FUND  RETURN FUND         FUND
                                                       ----------  ----------   ------------   ----------  -----------
ASSETS
------

INVESTMENTS:
    Stable Value Fund - American Express Trust            $73,723
    Index Equity Fund - American Express Trust                        $97,529
    The Pep Boys Stock Fund - At Market                                             $312,341
      (Cost $411,367 consisting of 19,534 shares
       and cash of $5,883)
    Invesco Total Return                                                                          $40,690
    Loan to Participants                                                                                       $22,717
                                                       ----------  ----------   ------------   ----------   ----------
      Total investments                                    73,723      97,529        312,341       40,690       22,717


EMPLOYER AND PARTICIPANT CONTRIBUTIONS RECEIVABLE:
    Participant Contribution
    Employer Contribution
                                                       ----------  ----------   ------------   ----------   ----------
NET ASSETS AVAILABLE FOR BENEFITS                         $73,723     $97,529       $312,341      $40,690      $22,717
                                                       ==========  ==========   ============   ==========   ==========




                                                      [RESTUBBED TABLE]


                                                             CASH        TOTAL
                                                      -----------  -----------
ASSETS
------

INVESTMENTS:
    Stable Value Fund - American Express Trust                         $73,723
    Index Equity Fund - American Express Trust                          97,529
    The Pep Boys Stock Fund - At Market                                312,341
      (Cost $411,367 consisting of 19,534 shares
      and cash of $5,883)
    Invesco Total Return                                                40,690
    Loan to Participants                                                22,717
                                                      -----------  -----------
      Total investments                                                547,000


EMPLOYER AND PARTICIPANT CONTRIBUTIONS RECEIVABLE:
    Participant Contribution                              $10,726       10,726
    Employer Contribution                                   4,964        4,964
                                                      -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS                         $15,690     $562,690
                                                      ===========  ===========

See notes to financial statements.


THE PEP BOYS SAVINGS PLAN - PUERTO RICO
---------------------------------------------------------------------
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 1999 and December 31, 1998
---------------------------------------------------------------------
                                                                                SUPPLEMENTAL INFORMATION
                                                       -----------------------------------------------------------
                                                                                    INVESTMENT FUNDS
                                                       -----------------------------------------------------------

                                                            STABLE       INDEX   THE PEP BOYS    INVESCO        AXP          AXP
                                                             VALUE      EQUITY          STOCK      TOTAL       BOND    SMALL CO.
                                                              FUND        FUND           FUND  RETURN FUND     FUND   INDEX FUND
                                                       -----------  ----------   ------------  ---------   --------   ----------

NET ASSETS AVAILABLE FOR BENEFITS,
    January 1, 1998                                        $42,306     $46,248       $208,238    $28,524         $0           $0

    Dividend, interest income and
      net realized gain / (loss)                             2,575       3,380          5,078      3,473          0            0
    Interest on loans                                           74         176            445         78          0            0
                                                       -----------  ----------   ------------   --------   --------   ----------
NET INVESTMENT INCOME                                        2,649       3,556          5,523      3,551          0            0

NET UNREALIZED APPRECIATION / (DEPRECIATION)
    IN FAIR VALUE OF INVESTMENTS                               814      12,520        (84,452)     2,543          0            0

CONTRIBUTIONS:
  Participants                                              40,881      48,340        117,166     24,139          0            0
  Pep Boys - Manny, Moe & Jack of                                0           0         98,044          0          0            0
      Puerto Rico, Inc.

DISTRIBUTIONS                                               (9,827)     (9,736)       (27,261)   (12,024)         0            0

LOANS:
    New loans                                               (4,458)     (4,711)        (9,274)    (6,937)         0            0
    Principal repayments                                     1,358       1,312          4,357        894          0            0

EMPLOYER AND PARTICIPANT CONTRIBUTION RECEIVABLE
    Participant Contribution                                     0           0              0          0          0            0
    Employer Contribution                                        0           0              0          0          0            0
                                                       -----------  ----------   ------------   --------   --------   ----------
NET ASSETS AVAILABLE FOR BENEFITS,
    December 31, 1998                                       73,723      97,529        312,341     40,690          0            0

    Dividend, interest income and
      net realized gain / (loss)                               633       1,418            842      3,681         40           60
    Interest on loans                                          749         638          1,320        361          2            0
                                                       -----------  ----------   ------------   --------   --------   ----------
NET INVESTMENT INCOME                                        1,382       2,056          2,162      4,042         42           60

NET UNREALIZED APPRECIATION / (DEPRECIATION)
    IN FAIR VALUE OF INVESTMENTS                             4,656      21,138       (182,957)    (4,716)       (36)          60

CONTRIBUTIONS:
    Participants                                            50,344      53,789        110,914     29,007       2,180       1,077
    Transfers                                                3,206         394          5,749        930        (149)          4
    Pep Boys - Manny, Moe & Jack of                          6,476           0        116,343          0           0           0
      Puerto Rico, Inc.

DISTRIBUTIONS                                              (12,671)    (13,243)       (40,702)    (4,472)          0           0

LOANS:
    New loans                                              (16,443)    (12,405)       (32,623)    (5,606)      (199)           0
    Principal repayments                                     5,431       3,706          9,361      2,079          6            0

EMPLOYER AND PARTICIPANT CONTRIBUTIONS RECEIVABLE
    Participant Contribution                                     0           0              0          0          0            0
    Employer Contribution                                        0           0              0          0          0            0
                                                       -----------  ----------   ------------   --------   --------    ---------
NET ASSETS AVAILABLE FOR BENEFITS,
    December 31, 1999                                     $116,104    $152,964       $300,588    $61,954     $1,844       $1,201
                                                       ===========  ==========   ============   ========    =======    ==========

                                                                      [RESTUBBED TABLE]
                                                        TEMPLETON
                                                          FOREIGN         LOAN
                                                             FUND         FUND           CASH      TOTAL
                                                       ----------   ----------     ----------  ---------

NET ASSETS AVAILABLE FOR BENEFITS,                             $0       $4,594             $0   $329,910
    January 1, 1998

    Dividend, interest income and
      net realized gain / (loss)                                0            0              0     14,506
    Interest on loans                                           0            0              0        773
                                                       ----------   ----------     ----------  ---------
NET INVESTMENT INCOME                                           0            0              0     15,279

NET UNREALIZED APPRECIATION / (DEPRECIATION)
    IN FAIR VALUE OF INVESTMENTS                                0            0              0    (68,575)

CONTRIBUTIONS:
    Participants                                                0            0              0    230,526
    Pep Boys - Manny, Moe & Jack of                             0            0              0     98,044
      Puerto Rico, Inc.

DISTRIBUTIONS                                                   0          664              0    (58,184)

LOANS:
    New loans                                                   0       25,380              0          0
    Principal repayments                                        0       (7,921)             0          0

EMPLOYER AND PARTICIPANT CONTRIBUTIONS RECEIVABLE
    Participant Contribution                                    0            0         10,726     10,726
    Employer Contribution                                       0            0          4,964      4,964
                                                       ----------   ----------     ----------  ---------
NET ASSETS AVAILABLE FOR BENEFITS,                              0       22,717         15,690    562,690
    December 31, 1998

    Dividend, interest income and
      net realized gain / (loss)                              281            0              0      6,955
    Interest on loans                                          22            0              0      3,092
                                                       ----------    ---------     ----------  ---------
NET INVESTMENT INCOME                                         303            0              0     10,047

NET UNREALIZED APPRECIATION / (DEPRECIATION)
    IN FAIR VALUE OF INVESTMENTS                              734            0              0   (161,121)

CONTRIBUTIONS:
    Participants                                            3,432            0              0    250,743
    Transfers                                               5,556            0        (15,690)         0
    Pep Boys - Manny, Moe & Jack of                                                              122,819
      Puerto Rico, Inc.

DISTRIBUTIONS                                                   0       (3,704)             0    (74,792)

LOANS:
    New loans                                                (208)      67,484              0          0
    Principal repayments                                      133      (20,716)             0          0

EMPLOYER AND PARTICIPANT CONTRIBUTIONS RECEIVABLE
    Participant Contribution                                    0            0         11,489     11,489
    Employer Contribution                                       0            0          5,338      5,338
                                                       ----------   ----------     ----------  ---------
NET ASSETS AVAILABLE FOR BENEFITS,                         $9,950      $65,781        $16,827   $727,213
    December 31, 1999
                                                       ==========   ==========     ==========  =========


See notes to financial statements.

THE PEP BOYS SAVINGS PLAN - PUERTO RICO
-----------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 1999 And December 31, 1998
-----------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation
     ---------------------

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     Use of Estimates
     ----------------

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

     Investments
     -----------

     Certain investments in the Stable Value Fund (Group Annuity Contracts) and all of the loan fund are stated at cost plus accrued interest(see note 3). Investments in all other funds are stated at fair value based on quoted market prices as reported on the last business day of the calendar year.

2.   DESCRIPTION OF THE PLAN
     -----------------------

     The following description of The Pep Boys Savings Plan - Puerto Rico
     (the "Plan"), provides general information only. The participant should refer to the Plan document for a more complete description of the Plan provisions. The Plan, was established on April 1, 1995. The Plan provides a vehicle for participating employees of Pep Boys - Manny, Moe & Jack of Puerto Rico, Inc. (the "Company") to increase savings. The Plan was structured to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Participation
     -------------

     All employees of The Pep Boys - Manny, Moe & Jack and subsidiaries (the "Company") who have attained both the age of 21 and completed one year of service as defined by the Plan, other than those employees whose terms and conditions of employment are determined by a collective bargaining agreement unless such collective bargaining agreement provides to the contrary, may join the Plan any time on or after the start of the quarter, which immediately follows the employee's anniversary date. These quarter dates are January 1, April 1, July 1, or October 1.

     Funding
     -------

     Contributions to the Plan are made by participants and the Company. Participant's contributions, made through salary deduction, may be any whole percentage from 1% to 10% of their compensation as defined by the Plan. The Company contributes the lesser of 50% of the first 6% of the participant's pre-tax contributions or a maximum 3% of the participant's compensation.

     Participant contributions to the Plan, up to $8,000 in 1999 and up to $8,000 in 1998, are not subject to income tax until their withdrawal from the Plan. Additionally, participants are not subject to tax on the Company's contributions to the Plan, appreciation in Plan assets or income earned thereon until withdrawn from the Plan.

     Company contributions are deposited in The Pep Boys Stock Fund. Participants age 55 or over have the option to make an irrevocable election to have 100% of the Company's contribution transferred to any of the fund plans available.

     Vesting
     -------

     Participant's contributions are fully vested when made. The Company's contribution for a particular year becomes vested if the participant is actively employed on December 31 of that year or if the participant's employment terminated due to death, disability or retirement prior to December 31.

     Loan Provisions
     ---------------

     Participants may borrow up to 50% of their account balance subject to a minimum of $500 and a maximum of $50,000. The maximum duration of a loan is five years, unless the loan is used to fund the purchase of a primary residence. In this case, the loan term is permitted up to 30 years (effective October 1, 1998). The interest rate is commensurate with current fixed rates charged by institutions in the business of lending money for similar types of loans.

     Plan Termination
     ----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

     In the event of termination of the Plan, the interest of the participants or their beneficiaries will remain fully vested and not be subject to forfeiture in whole or in part and distributions shall be made to them in cash and/or stock as applicable.

     Income Tax Status
     -----------------

     The Puerto Rico Department of Treasury has issued a determination letter (March 24, 1999) indicating that the Plan meets the requirements of Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994, (the "Code"). Accordingly, the Plan's related trust is exempt from taxation under Section 1165(a) of the Code. The Plan Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Administration
     --------------

     All costs associated with administering the Plan are borne by the Company. The Plan is administered by a Plan Committee of three employees of the Company. At December 31, 1999, the members of the Plan Committee and their positions with the Company were:

         George Babich             Senior Vice President and
                                   Chief Financial Officer

         Fred Stampone             Senior Vice President & Secretary

         Bernard K. McElroy        Vice President - Finance & Treasurer


     At December 31, 1999, the Plan trustee was:

         Oriental Bank & Trust


     Effective November 13, 1997, the trust agreement was modified to substitute the above banking institution as the sole trustee of the plan.

     Under the provisions of ERISA, all of the above are "parties-in-interest."

3.   INVESTMENT PROGRAMS
     -------------------

     Participant contributions - Beginning October 1, 1998, each participant, through an interactive voice response system, may direct that his/her contributions be invested in one or more of the following investment programs in increments of 1%. Prior to that date, the participant was limited to selecting a contribution distribution in increments of 10% only during initial enrollment or a re-enrollment period.

     STABLE VALUE FUND
     -----------------
        Through September 30, 1998, contributions to the Stable Value Fund were invested with Invesco Trust Company ("ITC"). The ITC - Stable Value Fund invests primarily in fully benefit-responsive general insurance contracts, insurance company separate account products and synthetic products. The Fund seeks to provide a positive consistent return over time while preserving principal, however, the Fund does not guarantee interest or a return of principal.
        As of October 1, 1998, the Stable Value Fund transferred the proceeds of all matured Group Annuity Contracts to the AMEX Trust Stable Value Fund II. The AMEX Trust Stable Value Fund II is designed to provide the lowest risk of all seven funds. This fund's goal is to preserve principal and income while maximizing current income. To meet this goal, the fund invests primarily in stable value contracts, as well as short-term investments and the American Express Trust Stable Value Fund I (a stable value pooled fund). The remaining Group Annuity Contracts will be converted to the American Express Trust Stable Value Fund II as the contracts come to maturity.

     INDEX EQUITY FUND
     -----------------

        The Index Equity Fund was invested in the Vanguard Index Trust through September 30, 1998. The Vanguard Index Trust seeks to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate. The Vanguard Index Trust uses the Standard and Poor's 500 Composite Stock Price Index as the standard comparison and attempts to duplicate the capital growth and dividend income of that Index.
        As of October 1, 1998, investments in the Index Equity Fund were converted from the Vanguard Index Trust to the AMEX Trust Equity Index II Fund. The AMEX Trust Equity Index II Fund seeks to achieve a rate of return as close as possible to the return of the Standard & Poor's 500 Stock Index (S&P 500). To mirror this return, the fund invests primarily in some or all of the securities that make up the S&P 500. Because the S&P 500 contains many large, well-established companies, representing most major industries, this type of fund is less volatile than a growth fund like the IDS Small Company Index Fund or Templeton Foreign Stock Fund.

     THE PEP BOYS STOCK FUND
     -----------------------

        The Pep Boys-Manny Moe & Jack Common Stock Fund is invested primarily in the Pep Boys-Manny, Moe & Jack Common Stock. This fund gives the participant the opportunity to acquire an ownership interest in the Company. The value of the amounts invested in this fund will depend on the price of the stock at any given time and will tend to be more volatile.


     INVESCO TOTAL RETURN FUND
     ------------------------------------
         Through September 30, 1998, the Balanced Fund was managed by SSGA Funds in Boston, Massachusetts, and invested 50% in stocks and 50% in bonds. SSGA S&P 500 Index Fund seeks to duplicate the capital growth and dividend income of the Standard and Poor's 500 Composite Stock Price Index. The SSGA Intermediate Bond Market Fund is intended to perform similar to the Lehman Brothers Intermediate Bond Index.
        On October 1, 1998, investments in the Balanced Fund were converted from the SSGA Funds to the Invesco Total Return Fund. The Invesco Total Return Fund seeks to provide long-term growth of capital, as well as current income. To meet this objective, the fund invests in common stocks of companies generally listed on major exchanges. Although the fund manager looks for stocks that perform well over a variety of market cycles, the value of the contributions to the plan may go up or down as stock market values change.

     THE AXP BOND FUND
     -----------------
        As of October 1, 1998, the Pep Boys Savings Plan added the AXP Bond Fund to the investment programs available to eligible participants. The AXP Bond Fund invests in a diversified portfolio of high-quality corporate bonds. To increase its return, the fund may also invest in lower-quality bonds and foreign bonds. The primary goal of this fund is to earn a high level of interest income; a secondary consideration is long-term bond appreciation. This fund offers low to moderate risk and moderate returns.

     THE AXP SMALL COMPANY INDEX FUND
     --------------------------------

        As of October 1, 1998, the Pep Boys Savings Plan added the AXP Small Company Index Fund to the investment programs available to eligible participants. The AXP Small Company Index Fund attempts to mirror the return of the Standard & Poor's Small Capitalization Stock Index (S&P SmallCap 600). To achieve this, the fund invests primarily in some or all of the securities that make up the S&P 600. Because this fund invests in stocks of small companies, it is generally one of the most volatile of the Plan's funds. At the same time, the potential for growth over the long term is one of the highest.

     THE TEMPLETON FOREIGN STOCK FUND
     --------------------------------

        As of October 1, 1998, the Pep Boys Savings Plan added the Templeton Foreign Stock Fund to the investment programs available to eligible participants. The Templeton Foreign Stock Fund seeks long-term capital growth. To achieve this goal, the fund invests primarily in stocks and debt obligations of companies and governments outside the United States. Because this fund invests in foreign companies, it is one of the most volatile of the Plan's funds. However, it should normally have higher returns over longer periods of time.


     THE LOAN FUND
     -------------

        The Loan Fund is the cumulative balance of all employee loans outstanding. This fund is not a fund available to participants for investing purposes, but instead is a result of a participant utilizing the loan provision previously defined in an earlier section. The interest rate is commensurate with current fixed rates charged by institutions in the business of lending money for similar types of loans.

          Investments that represent 5% or more of the net assets available for benefits at December 31, 1999 and December 31, 1998 are as follows:

                                                            12/31/99       12/31/98
                                                            --------       --------



          STABLE VALUE FUND(1)                              $116,104        $73,723
                                                            ========       ========


          INDEX EQUITY FUND(2)                              $152,964        $97,529
                                                            ========       ========

          INVESCO TOTAL RETURN FUND(3)                       $61,954        $40,690
                                                            ========       ========

          THE PEP BOYS STOCK FUND - The Pep Boys -
            Manny, Moe & Jack common stock                  $300,588       $312,341
                                                            ========       ========

          Loan Fund                                          $65,781        $22,717
                                                            ========       ========


          (1) The Stable Value Fund, through September 30, 1998, consisted of investments in the Invesco Trust Company. On
          October 1, 1998, the Stable Value Fund's investments were converted to
          AMEX Trust Stable Value Fund II.

          (2) The Index Equity Fund, through September 30, 1998, consisted of investments in the Vanguard Index Trust. On
          October 1, 1998, the Stable Value Fund transferred its assets to the AMEX Trust Equity Index II Fund.

          (3) The Balanced Fund, through September 30, 1998, consisted of investments in the SSGA Funds. On October 1, 1998, the Balanced Fund transferred its assets to the Invesco Total Return
          Fund.

THE PEP BOYS SAVINGS PLAN - PUERTO RICO
---------------------------------------------
SCHEDULE H
ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1999
--------------------------------------------------------------------------------
                                                                         CURRENT
                  IDENTITY/DESCRIPTION                   COST             VALUE
--------------------------------------------------------------------------------





STABLE VALUE FUND - AMEX Stable Capital Fund II        $111,037         $116,104

INDEX EQUITY FUND - AMEX Index Trust                    121,545          152,964

THE PEP BOYS STOCK FUND - The Pep Boys -
   Manny, Moe & Jack Common Stock*                      560,014          300,588

INVESCO TOTAL RETURN FUND                                65,263           61,954

AXP BOND FUND (Y)                                         1,873            1,844

AXP SMALL COMPANY INDEX FUND (Y)                          1,141            1,201

TEMPLETON FOREIGN FUND (A)                                9,239            9,950

LOANS TO PARTICIPANTS - 9.50%  1998-2003                 65,781           65,781

                                                    -----------      -----------
                                                       $935,893         $710,386
                                                    ===========      ===========
* Indicates party-in-interest to the Plan


THE PEP BOYS SAVINGS PLAN - PUERTO RICO
---------------------------------------
SCHEDULE H
ITEM 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED December 31, 1999
----------------------------------------------


Aggregate of transactions involving the same security exceeding 5% of net assets at January 1, 1999:

                                                      Number of      Aggregate
   Identity of Party             Description        Transactions       Change
------------------------    ---------------------   ------------     ----------

Invesco Total Return        Balanced Fund                 51            43,323

The Pep Boys -
 Manny, Moe & Jack          Common Stock                  38           238,008

AET Stable Capital II       Stable Value                  75            92,802

AET Equity Index II         Index Equity Fund             58            91,963

AET Money Market I          Stable Value                 135           549,229


Individual security transactions for 1999 exceeding 5% of net assets at January 1, 1999:


   Identity of Party             Description           Sale        Purchase
------------------------    ---------------------   ----------    ----------


 NO TRANSACTIONS QUALIFIED FOR THIS SECTION.



SIGNATURES



    Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.





                                      THE PEP BOYS SAVINGS PLAN - PUERTO RICO
                                      ---------------------------------------






      DATE: June 28, 2000                          BY:  /s/Bernard K. McElroy
            -------------                        ----------------------------
                                                           Bernard K. McElroy
                                                 Member of the Administrative
                                                 Committee

EXHIBIT INDEX
=============





       Exhibit No.                      Item                            Page
       -----------                      ----                            ----





          23                  Consent of Deloitte & Touche LLP           16